[Letterhead of
                Connolly Epstein Chicco Foxman Engelmyer & Ewing,
                                Attorneys at Law]










                                                                  (215) 851-8410

                                November 7, 1996

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Filing Desk

         Re:      CoreCare Systems, Inc.
                  Form 10-SB, Filed September 13, 1996
                  ------------------------------------

Ladies and Gentlemen:

                  On behalf of CoreCare Systems, Inc. (the "Company"), we respectfully request that the Commission immediately withdraw the filing of the Company's Registration Statement on Form 10-SB filed on September 13, 1996 (the "Registration Statement").

                  The Registration Statement is being withdrawn to allow the Company to respond to comments from the Commission's Staff which, based on discussions with Staff members, we understand will be forthcoming but will not be issued until after the scheduled effective date of the Registration Statement.

                  If you have any questions or comments, please contact the undersigned at (215) 851-8410.

                                                 Very truly yours,



                                                 Joseph Chicco


cc:      Ms. Tina Chalk (via Federal Express)
         Mr. Thomas T. Fleming (via fax)
         Gary A. Miller, Esquire
         Michelle D. Koss, Esquire